77B Accountant's Report on Internal control

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                                    Report of Independent Accountants


To the Trustees of Columbia Funds Trust VI and the
Shareholders of Columbia Newport Asia Pacific Fund

In planning and performing our audit of the financial statements of the Columbia Newport Asia Pacific Fund (the "Fund") (formerly Liberty Newport Asia Pacific
Fund) (a series of Columbia Funds Trust VI) (formerly Liberty Funds Trust VI) for the year ended August 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, and not to provide assurance on internal control.

The management of the Fund is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with generally accepted accounting principles. Those controls include the safeguarding of assets against unauthorized acquisition, use or disposition.

Because of inherent limitations in internal control, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above as of August 31, 2003.

This report is intended solely for the information and use of the Board of Trustees, management and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


PricewaterhouseCoopers LLP
October 21, 2003

77I Terms of new or amended securities


Effective February 10, 2003, the Funds added an additional risk to its Prospectuses under Principal Investment Risks:

     Market timers. Because the Funds invests predominantly in foreign securities, the Funds may be particularly susceptible to market timers. Market timers are short-term investors who buy shares of the Funds with the goal of selling the shares quickly for a profit. Market timers generally attempt to take advantage of the way the Funds prices its shares by trading based on market information they expect will lead to an increase in the Funds' NAV on the next pricing day. Market timing activity may be disruptive to fund management and, since a market timer's profits are effectively paid directly out of the Funds' assets, may negatively impact the investment returns of longer-term shareholders. Although the Funds attempts to discourage market timing activities, it may be unable to prevent all market timing.